FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Extends High-Grade Mineralization Across Multiple Targets within the Island Gold District which Represent Upside as Potential Sources of Additional Higher-Grade Mill Feed

Toronto, Ontario (June 22, 2026) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported new results from underground and surface exploration drilling at the Island Gold Mine. Exploration drilling has defined high-grade mineralization across multiple areas which are being targeted as sources of additional higher-grade mill feed within the expanded Magino mill.
This includes defining a new zone of high-grade mineralization 250 metres (“m”) west of underground Mineral Reserves and Mineral Resources (Island Gold West Extension), and continuing to extend mineralization within the Island West up-plunge area. Given its proximity to surface, Island West up-plunge can be mined utilizing the ramp, providing further upside potential in terms of combined underground mining rates. Additionally, the regional exploration program continues to intersect high-grade gold mineralization at the past-producing Cline-Pick, and Edwards mines, located seven kilometres (“km”) from the Magino Mill (see Figure 1).
"As outlined in the Expansion Study, the Island Gold District is expected to become one of the largest and lowest cost gold operations in Canada. Given our ongoing exploration success within the main Island Gold structure, and across multiple near mine targets, we expect there is further production growth to come. With multiple higher grade targets being defined within proximity to the Magino mill, and an expansion underway that will provide more than enough mill capacity, we see excellent potential to drive production higher by further increasing the proportion of higher-grade ore that will be processed within the expanded circuit,” said John A. McCluskey, President and Chief Executive Officer.
Island Gold West Extension Zone: high-grade mineralization has been intersected within a newly defined zone measuring approximately 200 by 300 m based on drilling to date. This new zone is located approximately 250 m to as much as 500 m along strike to the west of the existing Mineral Reserves and Resources of the Island Gold Deposit, and south of the Magino deposit. The zone remains open down-plunge and to the west, with drilling continuing to target extensions of the mineralization. New highlights include1:
•Island West Extension Zone:
•12.05 g/t Au over 5.20 m (MX26-031) including;
•36.67 g/t Au over 1.50 m.
•8.07 g/t Au over 5.60 m (MX26-035W) including;
•45.90 g/t Au over 0.60 m; and
•30.20 g/t Au over 0.45 m.

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Island West up-plunge: drilling continues to expand high-grade gold mineralization across multiple zones (C, D1, DN2, G1, G10). Given its proximity to surface, and the ability to be mined via the ramp system, the Island West up-plunge area represents significant opportunity to increase combined underground mining rates beyond the 3,000 tonnes per day (“tpd”) that is expected to be mined and skipped to surface via the shaft. This would support further production growth by increasing the proportion of higher-grade ore to be processed within the expanded Magino mill. New highlights include2:
•14.51 g/t Au (4.60 g/t cut) over 5.21 m (850-482-05);
•4.55 g/t Au (3.95 g/t cut) over 16.05 m (850-472-41);
•12.56 g/t Au (7.76 g/t cut) over 4.73 m (850-482-08);
•27.11 g/t Au (8.15 g/t cut) over 1.65 m (790-446-05);
•18.66 g/t Au over 2.30 m (MX26-036);
•8.53 g/t Au over 4.32 m (790-460-31); and
•3.30 g/t Au over 9.71 m (790-460-32).
Island West up-plunge unknown zones: high-grade mineralization intersected across multiple yet to be defined zones in both the hanging wall and footwall (“Unknown Zones”). Additional drilling will be focused on defining these new zones through further assessing the geometry and continuity of these zones. New highlights include1:
•20.94 g/t Au over 5.30 m (850-482-07);
•30.47 g/t Au over 2.65 m (790-460-41);
•16.28 g/t Au over 4.60 m (850-482-08);
•6.66 g/t Au over 7.70 m (850-472-61);
•17.24 g/t Au over 2.30 m (850-472-76); and
•7.64 g/t Au over 5.15 m (850-482-07).
Island Gold NS1 and NS4 Zone: high-grade gold mineralization intersected within new and recently defined hanging wall zones, NS1 and NS4. These zones are low-cost to develop, given their proximity to existing infrastructure. The NS1 Zone extends into the Island West up-plunge target area representing an additional opportunity to access high-grade ore from the existing ramp system. As exploration on the NS4 zone advances up-plunge, there is also the potential for this zone to extend into the Island West up plunge area. New highlights include2:
•NS1 Zone:
•19.48 g/t Au (7.17 g/t cut) over 11.63 m (850-472-61); and
•7.70 g/t Au over 5.02 m (1025-492-29).
•NS4 Zone: growing parallel structure 180 m west of NS1 Zone
•132.90 g/t Au (11.51 g/t cut) over 2.21 m (850-472-76);
•23.56 g/t Au (12.27 g/t cut) over 3.26 m (850-470-30);
•19.43 g/t Au (5.13 g/t cut) over 2.97 m (850-470-26);
•10.18 g/t Au over 3.50 m (850-470-21); and

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•12.71 g/t Au over 2.64 m (850-470-31).
Cline-Pick Mine regional drilling: continues to extend high-grade gold mineralization beyond the extent of previous mining and following up on the best hole drilled to date announced earlier this year which intersected 178.07 g/t Au over 3.54 m (25IGX128). The targets remain open in multiple directions, including at depth, with the deepest holes drilled to date down to a vertical depth of only 540 m. The Cline-Pick, and adjacent past producing Edwards Mine are located within 7 km of the Magino mill and are being targeted as potential sources of additional higher-grade mill feed within the expanded mill. New highlights include3:
Cline-Pick Mines:
•67.93 g/t Au over 3.05 m (26IGX143) including;
•127.72 g/t Au over 1.35 m.
•5.63 g/t Au over 10.77 m (26IGX136) including;
•24.70 g/t Au over 2.12 m.
•62.20 g/t Au over 0.98 m (25IGX128EXT) including;
•114.00 g/t Au over 0.38 m; and
•9.18 g/t Au over 3.55 m including;
•72.30 g/t Au over 0.43 m.
•4.70 g/t Au over 11.85 m (26IGX137) including;
•9.28 g/t Au over 5.65 m; and
•8.28 g/t Au over 5.05 m including;
•15.71 g/t Au over 2.60 m; and
•36.80 g/t Au over 0.79 m;
•2.93 g/t Au over 14.41 m (26IGX138) including;
•13.48 g/t Au over 2.07 m; and
•11.89 g/t Au over 2.45 m (26IGX140) including;
•50.20 g/t Au over 0.52 m.
Edwards Mine:
•5.06 g/t Au over 13.60 m (25IGX133) including;
•35.40 g/t Au over 0.80 m; and
•5.96 g/t Au over 2.25 m including;
•10.30 g/t Au over 1.10 m.
88-60 Zone:
•24.12 g/t Au over 3.88 m (26IGX136) including;
•63.50 g/t Au over 1.42 m.

1 All reported composite intervals are composite core length, and gold grades are reported as uncut.

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2 All reported composite intervals are calculated true width of the mineralized zones. Drillhole composite intervals reported as “cut” include higher grade samples which have been cut to: Island West (C-zone) and Island Main @ 230 g/t Au; B and NS1 Zone @ 90 g/t Au; D1 and G1 zone @ 45 g/t Au; G10 Zone @ 25 g/t Au, NS4 Zone @48 g/t Au; DN and DN2 @ 35 g/t Au.
3 All reported composite intervals reported as uncut, and composites lengths are reported as core length. True width is estimated to be 40-85% of core length unless otherwise indicated. Composites are calculated with a 0.5 g/t cut-off, maximum internal waste of 4 m, and no minimum length.

New highlight intercepts can be found in Tables 1 and 2, and in Figures 1 to 6 at the end of this news release.
2026 Exploration Drilling Program
A total of $43 million has been budgeted for exploration at the Island Gold District in 2026, up from $24 million spent in 2025. A significant focus of the 2025 drilling program at Island Gold and Magino was on delineation drilling to convert the large Inferred Mineral Resource base to Mineral Reserves. This program was executed successfully and resulted in a significant increase in Mineral Reserves at both Island Gold and Magino, which was incorporated into the Island Gold District Expansion Study announced on February 3, 2026. With the deposit open laterally and at depth, there is significant potential for further growth in Mineral Reserves and Resources.
A total of 50,000 m of underground exploration drilling is planned in 2026 with a focus on defining new Mineral Reserves and Resources in proximity to existing production horizons and infrastructure. This includes drilling across the strike extent of the main Island Gold deposit (E1E and C-Zones), as well as within a growing number of newly defined hanging wall and footwall zones. To support the underground exploration program, 1,090 m of underground exploration drift development is planned to extend drill platforms on multiple levels.
Additionally, 48,000 m of surface exploration drilling has been budgeted targeting the area between the Island Gold and Magino deposits, as well as the down-plunge extension of the Island Gold deposit, below a depth of 1,500 m.
The regional exploration program at the Island Gold District includes 16,000 m of surface drilling. The focus of the regional program will be following up on high-grade mineralization intersected in the 2025 drill program at Cline and Pick, which are located approximately 7 km northeast Magino mill. Drilling will also be completed at the historic Edwards mine, located in proximity to the Cline and Pick mines with the objective of extending mineralization beyond historically mined areas. Additionally, drilling will be completed at the Island Gold North Shear target, and to the east and along strike from the Island Gold mine to test the extension of the E1E-zone.
As of June 1, 2026, a total of 17,760 m of underground drilling was completed in 66 holes. Additionally, 13,023 m of surface exploration drilling has been completed in 17 holes focused on expansion of Island Gold to the east, west, and down-plunge. As part of the regional exploration program, 8,123 m of drilling has been completed in 13 holes and two extension holes.
The focus of this press release is on the variety of higher-grade upside opportunities that are being targeted beyond the main Island Gold underground structure. Ongoing success within the main structure is expected to support further growth in Mineral Reserves and Resources as drilling continues to advance across multiple areas, including Island East and down-plunge. Results from drilling within the main structure are expected to be released later in 2026.

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Island Gold West Extension
High-grade mineralization was intersected in a new zone from seven holes (six surface and one underground), spaced approximately 40 m to 100 m apart. Assays are pending from four of the surface holes. This new zone is located 300 m along strike to the west of the current Island Gold Mine Mineral Reserves and Resources, and has currently been tested between 750 and 1,000 m from surface. Based on the initial drilling this new zone has been defined over an extent of approximately 200 m by 300 m and is open to the west and down-plunge. This zone is in an area that has seen very limited exploration, to the west of the “Creek Fault”, south of the Webb Lake Stock, and the Magino deposit. Only one historic hole (AR-390-01) was completed in this target area by Alamos in 2018, which intersected 7.03 g/t over 5.50 m including 38.74 g/t Au over 0.70 m, and was classified as an “Unknown” zone at that time.
Drilling will continue in this area from both surface and from underground drill platforms established in the western portion of the Island Gold Mine on the 490 and 790-levels.
New highlights include1 (Figure 2, Table 1):
•Island West Extension Zone:
•12.05 g/t Au over 5.20 m (MX26-031) including;
•36.67 g/t Au over 1.50 m.
•8.07 g/t Au over 5.60 m (MX26-035W) including;
•45.90 g/t Au over 0.60 m; and
•30.20 g/t Au over 0.45 m.
1 All reported composite intervals are composite core length, and gold grades are reported as uncut.
Island West Up-Plunge
The Island West up-plunge area represents significant opportunity to support increased underground mining rates beyond the 3,000 tpd that is expected to be skipped to surface via the shaft. Given its proximity to surface, this area can be mined via the ramp system providing higher combined underground mining rates. This would increase the proportion of high-grade ore processed within the expanded Magino mill, supporting higher combined gold production. Surface and underground exploration drilling in 2026 has been focused on expanding high-grade gold mineralization within the Island West up-plunge area in multiple zones (C, D1, DN2, G1, G10) from 400 to 900 m below surface. Drilling remains focused on continuing to define additional high-grade mineralization in this area, up-plunge towards surface.
New highlights include2 (Figure 2, Table 1):
•14.51 g/t Au (4.60 g/t cut) over 5.21 m (850-482-05);
•4.55 g/t Au (3.95 g/t cut) over 16.05 m (850-472-41);
•12.56 g/t Au (7.76 g/t cut) over 4.73 m (850-482-08);
•27.11 g/t Au (8.15 g/t cut) over 1.65 m (790-446-05);
•18.66 g/t Au over 2.30 m (MX26-036);
•8.53 g/t Au over 4.32 m (790-460-31); and
•3.30 g/t Au over 9.71 m (790-460-32).

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In addition, multiple high-grade intervals were intersected in the hanging wall and footwall of the Island West up-plunge area within yet to be defined zones. Additional drilling will be focused on defining new zones through further assessing their geometry and continuity.
New highlights from “Unknown zones” in the Island West up plunge area include1 (Table 1):
•20.94 g/t Au over 5.30 m (850-482-07);
•30.47 g/t Au over 2.65 m (790-460-41);
•16.28 g/t Au over 4.60 m (850-482-08);
•6.66 g/t Au over 7.70 m (850-472-61);
•17.24 g/t Au over 2.30 m (850-472-76); and
•7.64 g/t Au over 5.15 m (850-482-07).
1 All reported composite intervals are composite core length, and gold grades are reported as uncut.
2 All reported composite intervals are calculated true width of the mineralized zones. Drillhole composite intervals reported as “cut” include higher grade samples which have been cut to: Island West (C-zone) and Island Main @ 230 g/t Au; B and NS1 Zone @ 90 g/t Au; D1 and G1 zone @ 45 g/t Au; G10 Zone @ 25 g/t Au, NS4 Zone @48 g/t Au; DN, DN2 @ 35 g/t Au.
Island West Hanging Wall NS-Zones
In addition to testing the main Island Gold structure (C-Zone), underground exploration drilling continued to target high-grade gold mineralization in sub-parallel and perpendicular structures in the hanging wall from the 850 and 1025-levels.
NS Hanging Wall Zones
The NS1 zone is a northwest-striking structure with a high-angle orientation relative to the C-Zone that was discovered in early 2023. The first stopes were mined from the NS1 zone during the second half of 2023, and it continues to be actively mined, highlighting the size and near-term opportunities within these hanging wall and footwall zones. Notably, the NS1 Zone extends into the Island West up-plunge target area representing an additional opportunity to access high-grade ore from the existing ramp system.
The NS4 zone is a northwest-striking structure discovered in 2024, 180 m west of and subparallel to the NS1 zone. To date, this zone has been defined over a vertical extent of 400 m, and an average strike of 300 m. As exploration on the NS4 zone advances up-plunge, there is also the potential for the NS4 zone to extend into the Island West up plunge area. Several other north-striking high-angle structures have been identified across the deposit from reinterpretation of historical hanging wall drilling, including the NS2 and NS3 zones which will be further drill tested in 2026. These structures will continue to be further evaluated as underground exploration drilling advances, and represent significant opportunities to continue to grow near mine Mineral Reserves and Resources which are low-cost to develop, given their proximity to existing infrastructure.
New highlights from the Island West Hanging Wall zones include2 (Table 1, Figure 2):
•NS1 Zone:
•19.48 g/t Au (7.17 g/t cut) over 11.63 m (850-472-61); and
•7.70 g/t Au over 5.02 m (1025-492-29).
•NS4 Zone: growing parallel structure 180 m west of NS1 Zone
•132.90 g/t Au (11.51 g/t cut) over 2.21 m (850-472-76);

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•23.56 g/t Au (12.27 g/t cut) over 3.26 m (850-470-30);
•19.43 g/t Au (5.13 g/t cut) over 2.97 m (850-470-26);
•10.18 g/t Au over 3.50 m (850-470-21); and
•12.71 g/t Au over 2.64 m (850-470-31).

2 All reported composite intervals are calculated true width of the mineralized zones. Drillhole composite intervals reported as “cut” include higher grade samples which have been cut to: Island West (C-zone) and Island Main @ 230 g/t Au; B and NS1 Zone @ 90 g/t Au; D1 and G1 zone @ 45 g/t Au; G10 Zone @ 25 g/t Au, NS4 Zone @48 g/t Au; DN, DN2 @ 35 g/t Au.
Regional Exploration
Cline-Pick, and Edwards Mines, and 88-60 Zone
The Cline-Pick and Edwards (“CEP”) mines are located 7 km by road northeast of the Magino mill (Figures 3 and 4). Alamos acquired these past-producing mines in 2020 as part of its consolidation of the northeastern segment of the Michipicoten Greenstone Belt with the acquisition of Trillium Mining Corp.
Since 2023, Alamos has completed 19,448 m of drilling in 56 holes at CEP as part of the regional drilling program. The 2026 regional exploration program includes 12,500 m focused at CEP with the objective of advancing the deposits towards a Mineral Resource estimate.
Drilling completed year to date continues to expand high-grade gold mineralization beyond the extent of historic mining. Extension of high-grade gold mineralization at these historic mines represent potential future sources of additional higher-grade ore within the expanded Magino mill.
The focus of the 2026 Cline-Pick drill program has been to follow up on drill hole 25IGX128 which returned 178.07 g/t Au over 3.54 m (see press release dated February 2, 2026). Drill hole 25IGX128, had targeted a 300 m gap in drilling, approximately 430 m from surface, where a moderate east plunging ore shoot is associated with a subvertical east-west trending shear zone. The vein has been interpreted as a moderate-steeply dipping shear-vein, with true width estimated at approximately 50% of core length.
Step out drilling is being completed within the shear zone at 40 to 75 m spacing, with the focus on further defining the geometry and orientations of both the shear and the veins, as well as determining the controls on gold mineralization. These holes represent some of the deeper holes drilled at Cline-Pick, intersecting the target zone down to a 510 m vertical depth, and the main structure remains open at depth and along strike.
New highlights include3 (Figure 5 and 6, Table 2):
Cline-Pick Mines:
•67.93 g/t Au over 3.05 m (26IGX143) including;
•127.72 g/t Au over 1.35 m.
•5.63 g/t Au over 10.77 m (26IGX136) including;
•24.70 g/t Au over 2.12 m.
•62.20 g/t Au over 0.98 m (25IGX128EXT) including;
•114.00 g/t Au over 0.38 m; and
•9.18 g/t Au over 3.55 m including;

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•72.30 g/t Au over 0.43 m.
•4.70 g/t Au over 11.85 m (26IGX137) including;
•9.28 g/t Au over 5.65 m; and
•8.28 g/t Au over 5.05 m including;
•15.71 g/t Au over 2.60 m; and
•36.80 g/t Au over 0.79 m;
•2.93 g/t Au over 14.41 m (26IGX138) including;
•13.48 g/t Au over 2.07 m; and
•11.89 g/t Au over 2.45 m (26IGX140) including;
•50.20 g/t Au over 0.52 m.
Edwards Mine:
Two drill holes were also completed to the northeast of the Edwards Mine Shaft #1, testing for the potential extension of mineralization. Both holes intersected gold mineralization with the high-grade highlight in drill hole 25IGX133 which returned 5.06 g/t Au over 13.60 m, including 35.40 g/t Au over 0.80 m. Additional drilling will be completed in the second half of the 2026 following up on this drill hole. New highlights include:
Edwards Mine:
•5.06 g/t Au over 13.60 m (25IGX133) including;
•35.40 g/t Au over 0.80 m; and
•5.96 g/t Au over 2.25m including;
•10.30 g/t Au over 1.10 m.
88-60 Zone:
Surface drilling targeting Cline-Pick at depth also intersected high-grade mineralization in the 88-60 zone which is located approximately 200 m north of Cline-Pick (see Figure 4). Drill hole 26IGX136 intersected 24.12 g/t Au over 3.88 m, including 63.50 g/t Au over 1.42 m, at a vertical depth of only 67 m from surface. The last exploration drilling program targeting the 88-60 zone in 2023 also intersected high-grade mineralization. This included 6.00 g/t Au over 11.18 m, including 19.79 g/t over 1.12 m, 20.90 g/t over 0.78 m, and 24.60 g/t over 0.58 m in drill hole 23IGX066, at a vertical depth of only 113 m (see press release dated November 9, 2023). New highlights include:
88-60 Zone:
•24.12 g/t Au over 3.88 m (26IGX136) including;
•63.50 g/t Au over 1.42 m.
3 All reported composite intervals reported as uncut, and composites lengths are reported as core length. True width is estimated to be 40 to 85% of core length unless otherwise stated. Composites are calculated with a 0.5 g/t cut-off, maximum internal waste of 4 m, and no minimum length.
Qualified Persons
Scott R.G. Parsons, P.Geo., FAusIMM, Alamos Gold’s Senior Vice President, Exploration, has reviewed and approved the scientific and technical information contained in this news release. Scott R.G. Parsons is a “Qualified Person” as defined by Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

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Exploration programs at the Island Gold District are directed and supervised by Tyler Poulin, P.Geo., Geology Manager at Island Gold District. Tyler Poulin is a “Qualified Person” as defined by Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects.
Quality Assurance and Quality Control
Alamos Gold maintains an internal Quality Assurance / Quality Control (QA/QC) program at the Island Gold Mine to ensure sampling and analysis of all exploration work is conducted in accordance with best practices.
Access to the Island Gold District is controlled by security personnel. Drill core is logged and sampled at core logging facilities under the supervision of a Qualified Geologist. A geologist marks the individual samples for analysis, and sample intervals, sample numbers, standards and blanks are entered into the database. Exploration core is cut in half using an electric core saw equipped with a diamond tipped blade. One half of the core is placed into a plastic sample bag and sealed with zip ties in preparation for shipment. The other half of the core is returned to the core box and retained for future reference. Approximately 20% of all delineation core is cut and stored, and the entire core sample is sent for analysis on all definition programs.
The samples are placed in large heavy-duty nylon reinforced Fabrene bags, which are identified and sealed before being placed on pallets. The core samples are picked up at the mine site and mine samples are delivered to AGAT and Actlabs laboratories, and regional samples are delivered to ALS laboratory, all located in Thunder Bay, Ontario.
Gold is analyzed by a 50 grams fire assay with an Atomic Absorption (AA) finish. Mine samples greater than 10.0 g/t Au, and regional samples greater than 5.0 g/t Au are re-analyzed using gravimetric finish methods. AGAT, Actlabs and ALS are certified laboratories and have internal quality control (“QC”) programs that include insertion of reagent blanks, reference materials, and pulp duplicates.
The Corporation inserts QC samples (blanks and reference materials) at regular intervals to monitor laboratory performance. Cross check assays are completed on a regular basis in a secondary accredited laboratory. The Island Gold Mine QA/QC procedures are more completely described in the August 29, 2022 Technical Report filed on SEDAR+ (www.sedarplus.ca).
About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from three operations in North America. This includes the Island Gold District and Young-Davidson mine in northern Ontario, Canada, and the Mulatos District in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects including the IGD Expansion, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 2,400 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.
FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Senior Vice President, Corporate Development & Investor Relations
(416) 368-9932 x 5439
Khalid Elhaj
Vice President, Business Development & Investor Relations
(416) 368-9932 x 5427
ir@alamosgold.com

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The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note
This news release includes contains or incorporates by reference “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian and U.S. securities laws. All statements in this news release other than statements of historical fact, which address events, results, outcomes, or developments that Alamos expects to occur are, or may be deemed to be, forward-looking statements and are generally, but not always, identified by the use of forward-looking terminology such as "expect", "plan", "estimate", “target”, “budget”, “prospective” “potential”, “opportunity”, “outlook”, “on track”, “believe”, “assume”, “intend”, “anticipate” or variations of such words and phrases and similar expressions or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved or the negative connotation of such terms. Forward-looking statements contained in this news release are based on expectations, estimates and projections as at the date of this news release.
Such statements in this news release include, without limitation, statements with respect to planned exploration programs, focuses, strategies, drilling targets and work, potential for further exploration of certain areas, potential drilling results and related expectations, costs and expenditures, including with respect to the cost of development and production, production rates and growth, project economics, gold price assumptions, size and profitability of operations, potential mineralization, projected ore grades, opportunities to add Mineral Reserves and Resources, the Island Gold District Expansion , the expansion of the Magino mill, and other statements and information that is based on forecasts and projections of future operational, geological or financial results, estimates of amounts not yet determinable and assumptions of management.
Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of Mineral Resource. A Mineral Resource that is classified as "inferred" or "indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "Indicated Mineral Resource" or "Inferred Mineral Resource" will ever be upgraded to a higher category of Mineral Resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into Proven and Probable Mineral Reserves.
Alamos cautions that forward-looking statements are necessarily based upon several factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, and undue reliance should not be placed on such statements and information.
Such factors and assumptions underlying the forward-looking statements in this news release include, but are not limited to: the actual results of current exploration activities; changes to current estimates of mineral reserves and mineral resources; conclusions of economic and geological evaluations; changes in project parameters as plans continue to be refined; operations may be exposed to illness, disease, epidemic or pandemic which may impact, among other things, the broader market; state and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for the Company’s operations) in Canada, Mexico and other jurisdictions in which the Company does or may conduct business; the duration of regulatory responses to any illness, disease, epidemic or pandemic; changes in national and local government legislation, controls or regulations; failure to comply with environmental and health and safety laws and regulations; labour and contractor availability (and being able to secure the same on favourable terms); ability to sell or deliver gold doré bars; disruptions in the maintenance or provision of required infrastructure and information technology systems; fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas, and electricity; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance); changes in foreign exchange rates (particularly the Canadian dollar, U.S. dollar, and Mexican peso); the impact of inflation; the potential impact of any tariffs, trade barriers and/or regulatory costs; employee and community relations; litigation and administrative proceedings; disruptions affecting operations; risks associated with the startup of new mines; availability of and increased costs associated with mining inputs and labour; delays in the development or updating of mine plans; delays in or impediments to construction and improvement initiatives, including, without limitation, the Phase 3+ Expansion, the Island Gold District Expansion, and expansion of the Magino mill; inherent risks and hazards associated with mining and mineral processing including industrial accidents; environmental hazards including, without limitation, fires, floods, seismic activity, unusual or unexpected formations, pressures and cave-ins; the risk that the Company’s mines may not perform as planned; uncertainty with the Company's ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, risks in

10 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

obtaining and maintaining necessary licenses, permits and authorizations, contests over title to properties; expropriation or nationalization of property; political or economic developments in Canada or Mexico and other jurisdictions in which the Company does or may carry on business in the future; increased costs and risks related to the potential impact of climate change; the costs and timing of exploration, construction and development of new deposits; risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; and business opportunities that may be pursued by the Company.
For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the Company’s latest 40-F/Annual Information Form and Management’s Discussion and Analysis for the year ended December 31, 2025, each under the heading “Risk Factors”, available on the SEDAR+ website at www.sedarplus.ca or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information and risk factors and assumptions found in this news release.
The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether written or oral, or whether as a result of new information, future events or otherwise, except as required by applicable law.
Note to U.S. Investors – Mineral Reserve and Resource Estimates
Unless otherwise indicated, all Mineral Resource and Mineral Reserve estimates included in this news release have been prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Mining disclosure in the United States was previously required to comply with SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Exchange Act of 1934, as amended. The U.S. Securities and Exchange Commission (the “SEC”) has adopted final rules, to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (“Regulation S-K 1300”) which became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. Under Regulation S-K 1300, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards.
Investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under Regulation S-K 1300 and the CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under Regulation S-K 1300. U.S. investors are also cautioned that while the SEC recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under Regulation S-K 1300, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater degree of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable.

11 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Table 1: Island Gold – previously unreleased select composite intervals from surface and underground exploration drilling
Composite intervals greater than 3 g/t Au weighted average, capping values:
Island West (C-zone) and Island Main @ 230 g/t Au; B and NS1 Zone @ 90 g/t Au; D1 and G1 zone @ 45 g/t Au; G10 Zone @ 25 g/t Au, NS4 Zone @48 g/t Au; DN, DN2 @ 35 g/t Au

Hole ID	Zone	Target Area	Including	From (m)	To (m)	Core Length (m)	True Width (m)	Au Uncut (g/t)	Au Cut (g/t)	Vertical Depth (m)
490-453-35	B	Island West Footwall		137.50	143.50	6.00	4.44	6.36	6.36	483
490-453-16	B	Island West Footwall		187.35	190.00	2.65	1.73	5.05	5.05	606
MX26-036	C	Island West		685.80	688.63	2.83	2.30	18.66	18.66	465
MX26-031	C	Island West Extension		967.80	973.00	5.20	3.00	12.05		943
			including	968.90	970.40	1.50		36.67
790-460-31	C	Island West		109.90	115.30	5.40	4.32	8.53	8.53	874
MX26-035W	C	Island West Extension		927.70	933.30	5.60	2.38	8.07		892
			including	928.00	928.60	0.60		45.90
			including	931.00	931.45	0.45		30.20
790-460-38	C	Island West		138.15	150.60	12.45	4.71	6.30	6.30	889
900-506-27	C	Island West		98.50	102.00	3.50	2.71	6.18	6.18	933
490-453-29	C	Island West		86.00	90.80	4.80	3.34	6.09	6.09	460
490-453-28	C	Island West		65.90	73.50	7.60	7.02	4.04	4.04	461
790-460-38	C	Island West		157.25	165.05	7.80	3.55	3.94	3.94	898
790-460-41	C	Island West		78.10	81.00	2.90	2.86	3.92	3.92	825
490-453-19	C	Island West		163.90	167.70	3.80	2.75	3.83	3.83	612
490-453-13	C	Island West		67.00	72.00	5.00	4.59	3.30	3.30	504
900-506-45	C	Island West		56.40	66.25	9.85	7.63	3.11	3.11	962
790-460-32	D1	Island West Footwall		151.25	165.95	14.70	9.71	3.30	3.30	941
790-446-08	DN	Island West Footwall		19.18	23.04	3.86	3.65	5.65	5.65	818
790-479-79	DN	Island West Footwall		14.17	18.00	3.83	3.40	4.37	4.37	823
790-446-05	DN	Island West Footwall		34.40	38.00	3.60	1.86	4.13	4.13	799
790-446-05	DN2	Island West Footwall		47.05	50.00	2.95	1.65	27.11	8.15	794
790-446-03	DN2	Island West Footwall		50.00	56.35	6.35	2.50	4.54	4.54	784
790-446-02	DN2	Island West Footwall		51.15	56.50	5.35	3.30	4.07	3.76	788
850-470-21	G1	Island West Hanging Wall		66.50	69.55	3.05	2.50	7.87	7.01	863
850-472-61	G1	Island West Hanging Wall		110.65	115.65	5.00	4.18	4.99	4.99	858
850-472-41	G1	Island West Hanging Wall		22.95	49.50	26.55	16.05	4.55	3.95	877
850-482-05	G10	Island West Footwall		460.30	465.70	5.40	5.21	14.51	4.60	719
850-482-08	G10	Island West Footwall		424.20	429.00	4.80	4.73	12.56	7.76	771
1025-492-29	NS1	Island West Hanging Wall		213.80	219.00	5.20	5.02	7.70	7.70	1054
850-472-61	NS1	Island West Hanging Wall		159.46	172.92	13.46	11.63	19.48	7.17	862
900-506-47	NS1	Island West Hanging Wall		257.10	260.65	3.55	3.19	5.27	5.27	909
490-453-33	NS1	Island West Hanging Wall		114.10	118.70	4.60	3.62	3.36	3.36	454

12 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Hole ID	Zone	Target Area	Including	From (m)	To (m)	Core Length (m)	True Width (m)	Au Uncut (g/t)	Au Cut (g/t)	Vertical Depth (m)
850-470-31	NS4	Island West Hanging Wall		204.00	207.86	3.86	2.64	12.71	12.71	912
850-470-30	NS4	Island West Hanging Wall		271.00	279.00	8.00	3.26	23.56	12.27	1064
850-472-76	NS4	Island West Hanging Wall		194.00	198.35	4.35	2.21	132.90	11.51	1009
850-470-21	NS4	Island West Hanging Wall		156.50	160.95	4.45	3.50	10.18	10.18	880
850-470-19	NS4	Island West Hanging Wall		196.60	200.25	3.65	3.19	8.58	7.20	936
1025-492-24	NS4	Island West Hanging Wall		372.50	376.00	3.50	2.38	6.13	6.13	1246
850-470-26	NS4	Island West Hanging Wall		160.00	163.55	3.55	2.97	19.43	5.13	804
790-460-41	Unknown	Island West Footwall		26.70	29.35	2.65		30.47		819
850-482-07	Unknown	Island West Footwall		624.70	630.00	5.30		20.94		834
850-472-76	Unknown	Island West Hanging Wall		60.40	62.70	2.30		17.24		898
850-482-08	Unknown	Island West Footwall		494.70	499.30	4.60		16.28		759
850-482-07	Unknown	Island West Footwall		499.55	502.70	3.15		9.20		833
850-482-07	Unknown	Island West Footwall		477.90	483.05	5.15		7.64		833
850-482-04	Unknown	Island West Footwall		571.00	574.70	3.70		7.15		832
850-472-61	Unknown	Island West Hanging Wall		77.30	85.00	7.70		6.66		855
850-482-04	Unknown	Island West Footwall		445.75	448.55	2.80		5.70		831
490-453-28	Unknown	Island West Hanging Wall		175.05	180.35	5.30		5.18		423
790-446-03	Unknown	Island West Footwall		106.70	113.10	6.40		4.62		755
850-482-08	Unknown	Island West Footwall		167.55	170.75	3.20		4.26		811
850-482-08	Unknown	Island West Footwall		440.00	442.80	2.80		3.65		768
490-453-11	Unknown	Island West Hanging Wall		156.85	160.95	4.10		3.39		440
850-482-07	Unknown	Island West Footwall		592.95	598.25	5.30		3.34		833
850-482-07	Unknown	Island West Footwall		426.80	430.65	3.85		3.22		833
490-453-33	Unknown	Island West Hanging Wall		198.00	200.54	2.54		3.07		431

13 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Table 2: Island Gold regional exploration – new composite intervals from 2026 surface exploration drilling at Cline-Pick & Edwards
All reported composite intervals reported as uncut, and composites lengths are reported as core length. True width is estimated to be 40 to 85% of core length. Composites are calculated with a 0.5 g/t cut-off, maximum internal waste of 4.0 m, and no minimum length.

Hole ID	Target Area	Including	From (m)	To (m)	Core Length (m)	Au Uncut (g/t)	Vertical Depth (m)
25IGX123	Pick		126.15	127.65	1.50	5.72	94
25IGX124	Pick		140.60	141.70	1.65	14.33	103
			159.97	167.98	8.01	1.07	115
25IGX125	Pick		66.37	69.95	3.58	2.29	58
25IGX132	Edwards		191.56	196.56	5.00	1.80	136
25IGX133	Edwards		118.75	121.00	2.25	5.96	80
		Including	119.90	121.00	1.10	10.30
			129.10	142.70	13.60	5.06	88
		Including	129.10	129.90	0.80	35.40
		Including	135.75	140.00	4.25	6.87
			169.40	174.60	5.20	1.24	94
25IGX128 EXT	Pick		569.07	570.05	0.98	62.20	444
		Including	569.07	569.45	0.38	114.00
			577.10	580.40	3.30	3.60	449
			687.71	691.26	3.55	9.18	522
		Including	690.45	690.88	0.43	72.30
26IGX135A	Pick		443.60	447.15	3.55	1.87	390
			508.40	512.85	4.45	1.64	450
			523.85	566.80	42.95	0.48	478
26IGX136	88-60		31.20	37.80	6.60	2.23	43
			67.12	71.00	3.88	24.12	67
		Including	67.55	68.97	1.42	63.50
			76.77	83.35	6.58	3.07	77
		Including	81.15	83.35	2.20	4.92
	Pick		504.58	515.35	10.77	5.63	444
		Including	508.28	510.40	2.12	24.70
			519.74	523.29	3.55	7.07	453
		Including	522.78	523.29	0.51	33.30
26IGX137	Pick		488.55	500.40	11.85	4.70	427
		Including	488.55	494.20	5.65	9.28
			523.05	528.10	5.05	8.28	460
		Including	523.05	525.65	2.60	15.71
			536.95	537.74	0.79	36.80	466

14 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Hole ID	Target Area	Including	From (m)	To (m)	Core Length (m)	Au Uncut (g/t)	Vertical Depth (m)
26IGX138	88-60		168.50	179.50	11.00	1.15	167
	Pick		338.20	340.00	1.80	5.87	320
			482.55	526.40	43.85	1.15	459
		Including	482.55	489.10	6.55	2.44
		Including	492.55	498.80	6.25	1.84
		Including	520.35	520.90	0.55	13.40
			564.40	578.81	14.41	2.93	510
		Including	564.40	566.47	2.07	13.48
		Including	572.20	574.65	2.45	3.21
26IGX139	Pick		462.52	476.84	14.32	2.12	397
		Including	462.52	466.10	3.58	5.79
			482.65	501.54	18.89	1.02	417
		Including	484.15	490.10	5.95	2.19
26IGX140	Pick		400.30	401.75	1.45	5.10	311
		Including	400.90	401.25	0.35	17.60
			417.14	419.60	2.46	5.45	324
		Including	417.46	417.85	0.39	33.20
			436.20	442.03	5.83	2.25	340
		Including	436.70	437.15	0.45	17.40
		Including	441.56	442.03	0.47	7.17
			549.05	551.50	2.45	11.89	424
		Including	550.98	551.50	0.52	50.20
26IGX141	Pick		381.75	387.60	5.85	0.91	317
			412.45	414.90	2.45	0.89	339
			423.00	423.75	0.75	2.13	347
			431.35	432.45	1.10	1.06	354
			460.00	478.70	18.70	1.46	385
		Including	463.65	466.80	3.15	2.21
		Including	466.45	466.80	0.35	15.75
		Including	472.00	473.85	1.85	3.36
		Including	476.75	480.00	3.25	1.54
			497.60	503.75	6.15	2.38	405
		Including	497.60	498.60	1.00	11.09
			505.85	509.15	3.30	0.91	416
			520.90	524.20	3.30	1.18	432

15 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Hole ID	Target Area	Including	From (m)	To (m)	Core Length (m)	Au Uncut (g/t)	Vertical Depth (m)
26IGX142	Pick		475.70	480.00	4.30	4.80	406
			483.40	485.50	2.10	3.68	411
			490.15	492.05	1.90	7.55	417
		Including	490.15	490.60	0.45	29.70
			496.40	505.30	8.90	1.12	422
		Including	500.00	500.30	0.30	13.80
			534.90	541.30	6.40	0.50	456
			548.10	551.65	3.55	2.03	465
			564.30	577.00	12.70	0.96	483
			594.15	605.10	10.95	0.67	503
26IGX143	Pick		504.30	507.35	3.05	67.93	446
		Including	506.00	507.35	1.35	127.72
			514.25	517.05	2.80	1.87	452
			532.80	540.80	8.00	0.77	470
			552.60	553.10	0.50	10.00	485
			562.00	576.15	14.15	0.62	500
			585.10	595.80	10.70	0.87	518
		Including	586.35	587.80	1.45	3.55
			614.35	615.40	1.05	3.69	539
			643.45	644.35	0.90	1.51	571
26IGX144A	Pick	Assays Pending
26IGX145	Pick	Assays Pending

16 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Table 3: Island Gold surface and underground exploration drill holes; azimuth, dip, drilled length, and collar location at surface (UTM NAD83)

Hole ID	Azimuth (°)	Dip (°)	Drilled Length (m)	UTM Easting (m)	UTM Northing (m)	UTM Elevation (m)
1025-492-24	201.99	-39.00	399.00	690509.90	5351628.48	-607.80
1025-492-29	193.38	-15.83	354.00	690508.36	5351628.23	-607.60
490-453-11	226.89	14.78	246.00	690122.49	5351537.39	-101.77
490-453-13	190.21	-16.24	300.00	690123.60	5351536.35	-102.87
490-453-16	207.60	-39.06	300.00	690122.96	5351536.88	-103.37
490-453-19	160.62	-51.00	318.00	690124.41	5351536.74	-103.52
490-453-28	198.52	18.06	234.00	690123.19	5351536.64	-101.46
490-453-29	218.05	15.00	162.00	690122.85	5351536.99	-101.57
490-453-33	158.43	14.36	333.00	690124.23	5351536.75	-101.67
490-453-35	222.11	0.13	177.00	690122.67	5351537.31	-102.16
790-446-02	188.10	26.65	192.00	690063.74	5351510.77	-430.40
790-446-03	199.90	30.22	201.00	690063.74	5351510.77	-429.50
790-446-05	219.47	22.23	270.00	690063.45	5351511.18	-430.40
790-446-08	178.37	-11.30	180.00	690065.24	5351511.33	-431.90
790-460-31	155.08	-30.13	255.00	690192.06	5351552.63	-434.71
790-460-32	180.04	-51.05	324.00	690190.96	5351552.67	-434.76
790-460-38	183.25	-28.97	297.00	690190.62	5351552.46	-434.53
790-460-41	167.97	-5.88	264.00	690191.07	5351552.17	-433.75
790-479-79	214.97	-33.16	237.00	690079.71	5351504.27	-432.58
850-470-19	166.18	-24.31	270.00	690357.46	5351453.81	-468.75
850-470-21	185.41	-11.02	309.00	690356.64	5351453.39	-468.36
850-470-26	208.14	15.06	222.00	690355.29	5351453.86	-467.14
850-470-30	147.42	-49.46	306.00	690357.79	5351454.50	-469.20
850-470-31	160.12	-16.25	321.00	690357.71	5351453.92	-468.46
850-472-41	282.36	-52.15	285.00	690402.68	5351375.53	-466.73
850-472-61	55.09	-5.04	186.00	690418.02	5351379.27	-466.00
850-472-76	143.04	-53.09	336.00	690417.68	5351375.62	-465.90
850-482-04	2.79	0.99	621.00	690407.66	5351616.90	-451.84
850-482-05	8.86	13.62	683.20	690408.04	5351616.99	-451.84
850-482-07	13.41	0.89	681.00	690408.28	5351617.20	-452.48
850-482-08	14.18	8.05	702.00	690408.27	5351617.09	-452.08
900-506-27	202.14	-5.39	192.00	690682.31	5351595.15	-540.70
900-506-45	168.75	-37.69	261.00	690683.19	5351594.97	-541.73
900-506-47	221.96	2.91	330.00	690680.79	5351596.88	-540.35
MX26-031	357.54	-79.03	1100.00	689718.45	5350985.27	380.00
MX26-035W	9.04	-76.38	1050.00	689718.45	5350985.27	383.00
MX26-036	15.05	-47.05	750.00	689810.14	5350983.59	395.00
Note: UTM mine surface elevation 393 m

17 | ALAMOS GOLD INC

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Table 4: Surface regional exploration drill holes; azimuth, dip, drilled length, and collar location at surface (UTM NAD83)

Hole ID	Azimuth (°)	Dip (°)	Drilled Length (m)	UTM Easting (m)	UTM Northing (m)	UTM Elevation (m)
25IGX123	0.91	-51.82	354.00	696196.80	5354993.90	408.06
25IGX124	355.00	-46.60	350.00	696477.50	5355019.70	416.85
25IGX125	214.56	-46.42	312.00	696727.40	5355231.90	427.17
25IGX128	203.50	-54.70	711.00	696770.80	5355357.50	413.16
25IGX132	38.01	-47.01	202.60	695943.90	5354801.60	407.24
25IGX133	28.93	-45.00	192.00	695943.70	5354801.60	407.14
26IGX135A	331.02	-58.25	690.00	696699.40	5354793.20	417.68
26IGX136	175.17	-60.37	639.00	696686.00	5355324.60	410.99
26IGX137	332.96	-56.62	672.00	696699.20	5354793.20	417.98
26IGX138	170.03	-64.34	651.00	696723.10	5355333.90	412.59
26IGX139	357.15	-53.49	618.00	696580.40	5354764.40	407.34
26IGX140	358.09	-52.62	588.00	696539.70	5354760.50	408.64
26IGX141	358.00	-55.00	612.00	696536.60	5354761.30	408.93
26IGX142	340.15	-57.54	612.00	696699.90	5354793.80	418.60
26IGX143	340.50	-63.90	699.00	696699.90	5354793.80	418.60
26IGX144A	359.01	-51.57	522.00	696477.40	5354848.80	410.18
26IGX145	358.36	-55.31	564.00	696477.40	5354848.80	410.18

18 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Figure 1: Location map - Island Gold District current & historical regional exploration – multiple potential sources of higher-grade ore in proximity to mill

Location Map
MAP AREA
Cline Mine
Island Gold Mine
10 km
Alamos Tenure
Kremzar Mine
060-N-69 (1985)
57.69 g/t Au / 8.00 m
incl. 181.29 g/t Au / 2.00 m
60-U-259 (1990)
42.78 g/t Au over 5.00 m
incl. 223.00 g/t Au / 0.80 m
Edwards Mine
25IGX133 (2025)
5.06 g/t Au / 13.60 m
incl. 35.40 g/t Au / 0.80 m;
and 10.30 g/t Au / 1.10 m
N
North Shear
SH-3 (2013)
22.48 g/t Au / 5.08 m
24IGX071 (2024)
12.10 g/t Au / 4.32 m;
incl. 34.90 g/t Au / 1.38 m
Cline – Pick Mines
26IGX143 (2026)
67.93 g/t Au / 3.05 m
incl.127.72 g/t Au / 1.35 m
25IGX128 (2025)
178.07 g/t Au / 3.54 m
Magino Mill
Magino Mine
Island Gold Mine
Island Gold West – Up-plunge
490-450-05 (2024)
158.03 g/t Au / 2.00 m
580-473-40 (2023)
84.87 g/t Au / 2.77 m
1000 m
5,354,000 m N
5,352,000 m N
686,000 m E
690,000 m E
694,000 m E
698,000 m E
Legend
Island Gold Property Boundary
Island Gold Mine
Ramp & Development
Mined out
Island Gold Deposit
Magino Mine
Magino Mineral Reserve Pit
Alamos Gold Inc.
Island Gold
Drill hole composites reported as uncut, core length. June 2026

TRADING SYMBOL: TSX:AGI NYSE:AGI

Figure 2: Island Gold Mine longitudinal (C-Zone & Hanging Wall Zones): new surface & underground exploration drilling highlights

20 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Figure 3: Location map – Island Gold District regional exploration – Cline-Pick & Edwards Mines

Location Map
MAP AREA
Cline Mine
Island Gold Mine
N
10 km
Alamos Tenure
N
25IGX128
178.07 g/t Au / 3.54 m
26IGX136
24.12 g/t Au / 3.88 m
incl. 63.50 g/t Au / 1.42 m
Pick Shaft 3
25IGX133
5.06 g/t Au / 13.60 m
incl. 35.40 g/t Au / 0.80 m
Edwards Portal / Decline
Cline Shaft 4
Island Gold Mill
26IGX143
67.93 g/t Au / 3.05 m
incl.127.72 g/t Au / 1.35 m
Island Gold Portal
26IGX138
2.93 g/t Au / 14.41 m
incl. 13.48 g/t Au / 2.07 m
Magino Mill
26IGX136
5.63 g/t Au / 10.77 m
incl. 24.70 g/t Au / 2.12 m
Island Gold Shaft Site
Island Gold Deposit
5,354,000 m N
5,352,000 m N
1000 m
Magino Reserve Pit
686,000 m E
690,000 m E
694,000 m E
698,000 m E
Jun 2026
Legend
Island Gold Property Boundary
Island Gold Mine
Ramp & Development
Mined out
Island Gold Deposit
Magino Mine
Magino Mineral Reserve Pit
Alamos Gold Inc.
ISLAND GOLD

21 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Figure 4: Island Gold District long section – Magino, Island Gold, & Cline-Pick & Edwards Mines with new exploration drilling highlights from Island West Extension & Cline-Pick

22 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Figure 5: Cline-Pick Mines plan map with current & historic drilling
A-A’ cross section reference (see Figure 6)

23 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Figure 6: Cline- Pick Mines longitudinal with current & historic drilling

A
A'
Alamos Gold Inc.
Island Gold
25IGX102
19.22 g/t Au / 4.65 m
incl. 34.19 g/t Au / 2.59 m
24IGX085
8.00 g/t Au / 6.46 m
incl. 132.50 g/t Au / 0.30 m
24IGX095
41.01 g/t Au / 1.55 m
incl. 68.9 g/t Au / 0.91 m
CL-89-80
56.22 g/t Au / 9.60 m
P-5
72.50 g/t Au / 4.00 m
CL-08-32
51.50 g/t Au / 3.10 m
C_L1W_D119
57.29 g/t Au / 3.08 m
1959-1966
Pick Mines Ltd
Shaft 3
Shaft 2
1938-1942
Cline Lake GML & O'Brien GML
300,981 tonnes @ 6.55 g/t Au
(63,328 oz Au)
Shaft 4
24IGX087
8.22 g/t Au / 21.13 m
incl. 82.54 g/t Au / 1.57 m
25IGX108
18.83 g/t Au / 4.29 m
incl. 82.30 g/t Au / 0.81 m
Legend
Au (g/t)
< 2.0
2.0 < 5.0
5.0 < 10.0
>= 10.0
Au approx. True Width (m)
< 10
10 < 30
30 < 100
>100
Ramp & Development
Mined out
Current Drilling
Historic Drilling
Assay Results Pending
Assay highlight (current / previous drilling)
26IGX140
11.89 g/t Au / 2.45 m
CL-01-16
9.718 g/t Au / 5.75 m
25IGX124
14.33 g/t Au / 1.65 m; and
1.07 g/t Au / 8.01 m
25IGX112
12.75 g/t Au / 8.79 m
incl. 93.75 g/t Au / 1.01 m
26IGX139
2.12 g/t Au / 14.32 m
incl. 5.79 g/t Au / 3.58 m; and
1.02 g/t Au / 18.89 m
CL-07-08
5.25 g/t Au / 13.80 m
incl. 24.31 g/t Au / 1.30 m
26IGX141
1.46 g/t Au / 18.70 m
incl. 15.75 g/t Au / 0.35 m
26IGX140
11.89 g/t Au / 2.45 m
incl. 50.20 g/t Au / 0.52 m
26IGX137
4.70 g/t Au / 11.85 m
incl. 9.28 g/t Au / 5.65 m;
and 8.28 g/t Au / 5.05 m
incl. 15.71 g/t Au / 2.60 m
25IGX128EXT
62.20 g/t Au / 0.98 m
incl. 114.00 g/t Au / 0.38 m; and
9.18 g/t Au / 3.55 m
incl. 72.30 g/t Au / 0.43 m
25IGX128
178.07 g/t Au / 3.54 m
25IGX128
15.28 g/t Au / 5.52 m
CL-07-02
6.23 g/t Au / 6.20 m
CL-07-28
7.55 g/t Au / 4.30 m
incl. 28.25 g/t Au / 0.60 m
CL-07-16
9.71 g/t Au / 5.75 m
incl. 39.20 g/t Au / 1.38 m
CL-07-02
74.55 g/t Au / 0.70 m
incl. 116.16 g/t Au / 0.40 m
26IGX138
2.93 g/t Au / 14.41 m
incl. 13.48 g/t Au / 2.07 m
26IGX136
5.63 g/t Au / 10.77 m
incl. 24.70 g/t Au / 2.12 m
26IGX143
67.93 g/t Au / 3.05 m
incl.127.72 g/t Au / 1.35 m
26IGX142
4.80 g/t Au / 4.30 m
7.55 g/t Au / 1.90 m
incl. 29.70 g/t Au / 0.45 m
50 m
- 100 m
- 200 m
- 300 m
- 400 m
- 500 m
696500m E
697000m E
Location Map
Cline Mine
Island Gold Mine
N
10 km
Alamos Tenure
Vertical Longitudinal looking North (Azim 008), +\-107.5 m window, Jun 2026

24 | ALAMOS GOLD INC